FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on February 10, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 10, 2005	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

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For Immediate Release
Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: February 10, 2005
URL: http://www.komatsu.com/

Komatsu Ltd., signs a letter of intent to sell its polysilicon business (ASiMI)

Komatsu Ltd. (“Komatsu”) (CEO: Masahiro Sakane) signed a letter of intent to sell 75% of the ownership interest in its U.S. subsidiary, Advanced Silicon Materials LLC (“ASiMI”), to Renewable Energy Corporation AS (“REC”), a Norwegian company. The execution of definitive agreements is expected to take place in April 2005 and the sale is anticipated to close in the first half of fiscal 2005, subject to the completion of negotiations and the satisfaction of certain conditions, including regulatory requirements.

Komatsu decided it is appropriate to sell 75% of its equity ownership in ASiMI in light of the increase in ASiMI’s value resulting from current very strong demand for silane gas and market conditions for polycrystalline silicon. The profit related to this transaction will be included in Komatsu’s consolidated financial results for the fiscal year ending March 31, 2006.

ASiMI manufactures and sells polycrystalline silicon principally for semiconductor applications and silane gas principally for semiconductor and LCD applications. ASiMI’s facilities are located in Butte, Montana. In September 2002, ASiMI contributed its plant in Moses Lake, Washington to establish Solar Grade Silicon LLC (“SGS”), a joint venture with a subsidiary of REC. SGS manufactures and sells polycrystalline silicon exclusively for solar applications. ASiMI currently owns 30% of SGS and the scope of the sale includes such stake.

REC has announced that post acquisition, while continuing operation of ASiMI’s silane gas business, it plans to shift ASiMI’s focus from polycrystalline silicon for electronic applications to polycrystalline silicon for solar applications. Under long term supply agreements, ASiMI will continue to supply polycrystalline silicon for semiconductor applications to Komatsu Electronic Metals Co., Ltd., a Komatsu subsidiary which manufactures silicon wafers, and its subsidiary in Taiwan, Formosa Komatsu Silicon Corporation. ASiMI will continue to supply polycrystalline silicon for semiconductor applications to all of its present customers in accordance with existing agreements.

Outline of Advanced Silicon Materials LLC

Company name: Advanced Silicon Materials LLC

Established: 1990

Head Office: Butte, MT, U.S.A.

President & CEO: Michael W. Kerschen

Main Businesses: Manufacture and sale of polycrystalline silicon principally for semiconductor applications and sale of silane gas principally for the semiconductor and LCD markets.

Shareholders: Komatsu America Corp. * 100%

Manufacturing Base: Butte, MT, U.S.A.

Number of Employees: Approx. 400 (December 31, 2004)

Annual Sales: Approx. 130 million Dollars (Fiscal Year Ending March 2005)

*	Komatsu America Corp. is a wholly owned subsidiary of Komatsu Ltd., and is the regional headquarters in U.S.A.

Outline of Solar Grade Silicon LLC

Company name: Solar Grade Silicon LLC

Established: 2002

Head Office: Moses Lake, WA, U.S.A.

President & COO: Tor Hartmann

Main Businesses: Manufacture and sale of polycrystalline silicon for solar applications

Manufacturing Site: Moses Lake, WA, U.S.A.

Number of Employees: Approx. 173 (December 31, 2004)

Annual Sales: Approx. 79 million Dollars (Fiscal Year Ending December 2004)

Outline of Renewable Energy Corporation

Company name: Renewable Energy Corporation

Established: 2000

Head Office: Oslo, Norway

President & CEO: Dr. Alf Bjorseth

Main Businesses: REC is a Norwegian based holding company active in entire value chain of solar energy from the manufacture of solar grade polycrystalline silicon feedstock to the sale of photovoltaic systems.

Manufacturing Site: Norway, Sweden, U.S.A.

Number of Employees: Approx. 650 (December 31, 2004)

Annual Sales: Approx. 230 million Dollars (Fiscal Year Ending December 2004)

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